FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 under
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2007

ICON plc
 (Registrant’s name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Yes___X___                                                No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes______                                                No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes______                                                No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______                                                No___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82      N/A

ICON  plc

Quarterly Period Ended September 30, 2007

CONTENTS	Page

General	2

Condensed Consolidated Balance Sheets as at September 30, 2007 and December 31, 2006	3

Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2007 and the three and nine months ended September 30, 2006	4

Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2007 and the nine months ended September 30, 2006.	5

Condensed Consolidated Statements of Shareholders’ Equity and Comprehensive Income	6

Notes to the Condensed Consolidated Financial Statements	7

Management’s Discussion and Analysis of Financial Condition and Results of Operations	15

Signature Page	21

ICON plc

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I – IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis.  As of September 30, 2007, we had approximately 5,400 employees worldwide, with operations in 65 locations in 33 countries, including the United States and major markets in Europe and Rest of World. For the nine months ended September 30, 2007, we derived approximately 52.8%, 41.2%, and 6% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

Recent Developments

On July 12, 2007, the Company acquired 100% of the common stock of DOCS International, a European based clinical research staffing organization, for a cash consideration of approximately $40.6 million (€29.5 million). DOCS International operates in eight European countries and focuses on the training and supply of contract and permanent clinical research personnel to the pharmaceutical and biotech industry.

On July 9, 2007, ICON plc entered into a facility agreement for the provision of a multi-currency revolving credit facility of €35 million ($49.5 million) with The Governor and Company of the Bank of Ireland.  Our obligations under the facility are secured by certain composite guarantees and indemnities and pledges in favour of the bank. The facility bears interest at an annual rate equal to the interbank rate plus 0.6 percent. On July 10, 2007 the Company drew down €29.5 million ($40.6 million) of the facility to fund the acquisition of DOCS International.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

	(Unaudited) September 30, 2007	(Audited) December 31, 2006

ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$69,499	$63,039
Short term investments - available for sale	28,707	39,822
Accounts receivable	136,696	108,216
Unbilled revenue	123,823	89,977
Other receivables	11,553	7,468
Deferred tax asset	4,373	6,028
Prepayments and other current assets	16,642	14,335
Income taxes receivable	583	-
Total current assets	391,876	328,885
Other Assets:
Property, plant and equipment, net	109,952	68,208
Goodwill	124,353	78,717
Non-current deferred tax asset	5,599	531

Total Assets	$631,780	$476,341
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$13,560	$9,691
Payments on account	94,028	90,394
Other liabilities	66,591	51,956
Deferred tax liability	433	538
Bank credit lines and loan facilities	70,487	5,000
Income taxes payable	18,832	10,985
Total current liabilities	263,931	168,564
Other Liabilities:
Long term government grants	1,177	1,170
Long term finance leases	70	163
Non-current deferred tax liability	5,388	2,586
Minority interest	1,228	1,120
Total Liabilities	271,794	173,603

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 40,000,000 shares authorized,
28,783,048 shares issued and outstanding at September 30, 2007 and
28,517,852 shares issued and outstanding at December 31, 2006	2,118	2,100
Additional paid-in capital	143,059	133,996
Accumulated other comprehensive income	22,600	14,515
Retained earnings	192,209	152,127
Total Shareholders' Equity	359,986	302,738

Total Liabilities and Shareholders' Equity	$631,780	$476,341

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2006
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	(in thousands except share and per share data)
Revenue:
Gross revenue	$231,819	$171,109	$625,942	$465,497
Subcontractor costs	(64,903)	(50,395)	(175,890)	(138,852)

Net revenue	166,916	120,714	450,052	326,645

Costs and expenses:
Direct costs	91,675	68,428	254,107	183,146
Selling, general and administrative expense	51,518	35,800	132,864	98,477
Depreciation and amortization	5,020	3,875	13,626	11,009

Total costs and expenses	148,213	108,103	400,597	292,632

Income from operations	18,703	12,611	49,455	34,013
Interest income	927	995	3,027	2,646
Interest expense	(911)	(44)	(948)	(110)

Income before provision for income taxes	18,719	13,562	51,534	36,549
Provision for income taxes	(4,158)	(3,423)	(11,344)	(9,496)
Minority interest	(60)	(45)	(108)	(121)

Net income	$14,501	$10,094	$40,082	$26,932
Net income per Ordinary Share:
Basic	$0.50	$0.36	$1.40	$0.95
Diluted	$0.49	$0.35	$1.35	$0.94

Weighted average number of Ordinary Shares outstanding:
Basic	28,760,726	28,351,525	28,669,798	28,333,823
Diluted	29,826,457	29,085,080	29,714,585	28,709,932

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2006
(UNAUDITED)

	Nine Months Ended
	September 30, 2007	September 30, 2006
	(in thousands)
Cash flows from operating activities:
Net income	$40,082	$26,932
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	417	197
Depreciation and amortization	13,626	11,012
Amortization of grants	(87)	(85)
Share compensation expense	3,940	2,993
Deferred taxes	(278)	(310)
Minority interest	108	121
Changes in assets and liabilities:
Increase in accounts receivable	(19,532)	(26,546)
Increase in unbilled revenue	(32,089)	(11,340)
Decrease in other receivables	1,760	1,864
Increase in prepayments and other current assets	(815)	(2,617)
Increase in payments on account	1,805	16,530
Increase in other liabilities	2,199	13,082
Increase in income taxes payable	6,295	703
Increase/(decrease) in accounts payable	2,487	(498)

Net cash provided by operating activities	19,918	32,038

Cash flows from investing activities:
Purchase of property, plant and equipment	(49,660)	(19,260)
Purchase of subsidiary undertakings and acquisition costs	(40,568)	(6,837)
Purchase of short term investments	-	(20,021)
Sale of short term investments	11,116	3,008
Overdraft assumed/cash received on acquisition	(2,424)	341
Deferred payments in respect of prior year acquisitions	-	(96)
Net cash used in investing activities	(81,536)	(42,865)

Cash flows from financing activities:
Drawdown/(repayment) of bank credit lines and loan facilities	65,487	(888)
Proceeds from exercise of share options	4,188	6,015
Share issuance costs	(117)	(28)
Tax benefit from the exercise of share options	1,070	955
Repayment of other liabilities	(87)	(84)
Net cash provided by financing activities	70,541	5,970
Effect of exchange rate movements on cash	(2,463)	236
Net increase/(decrease) in cash and cash equivalents	6,460	(4,621)
Cash and cash equivalents at beginning of period	63,039	59,509

Cash and cash equivalents at end of period	$69,499	$54,888

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total

	(dollars in thousands, except share data)

Balance at December 31, 2006	28,517,852	$2,100	$133,996	$14,515	$152,127	$302,738

Comprehensive Income:
Net income					40,082	40,082
Currency translation adjustment				8,085		8,085
Total comprehensive income						350,905
Share issuance costs			(117)			(117)
Exercise of share options	265,196	18	4,170			4,188
Non-cash stock compensation expense			3,940			3,940
Tax benefit on exercise of share options			1,070			1,070
Balance at September 30, 2007	28,783,048	$2,118	$143,059	$22,600	$192,209	$359,986

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2007

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2006. Operating results for the nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2007.

2. Goodwill

	September 30,	December 31,
	2007	2006
	(in thousands)

Opening balance	$78,717	$65,731
Payments made in respect of current period acquisitions	43,351	9,005
Payments made in respect of prior period acquisitions	-	96
Foreign exchange movement	2,285	3,885

Closing balance	$124,353	$78,717

The goodwill balance relates entirely to the clinical research segment.

Acquisition of Docs International

On July 12, 2007 the Company acquired 100% of the common stock of DOCS International (“DOCS”), a European based clinical research staffing organization, for a cash consideration of approximately $40.6 million (€29.5 million), excluding costs of acquisition.

The acquisition of DOCS has been accounted for as a purchase in accordance with SFAS No. 141, “Business Combinations”. The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

At July 12,
2007
(in thousands)
Property, plant and equipment	$984
Goodwill	43,351
Cash	(2,355)
Other current assets	7,362
Current liabilities	(8,198)
Purchase price	$41,144

Prior Period Acquisitions

On July 10, 2006, the Company acquired 100% of the common stock of Ovation Healthcare Research 2 Inc. (“Ovation”), based in Illinois, USA, for an initial cash consideration of U.S.$6.6 million, excluding costs of acquisition. Working capital provisions had been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$1.4 million. On October 27, 2006, $0.18 million was paid to the former shareholders of Ovation in full and final settlement of the working capital provisions.

The acquisition of Ovation has been accounted for as a purchase in accordance with SFAS No. 141, “Business Combinations”. The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

At July 10,
2006
(in thousands)
Property, plant and equipment	$384
Goodwill	9,005
Cash	341
Other current assets	4,381
Current liabilities	(6,952)
Long term liabilities	(124)
Purchase price	$7,035

On September 9, 2003, the Company acquired 100% of the outstanding shares of GloboMax LLC (“GloboMax”), based in Maryland, USA, for an initial cash consideration of $10.9 million, excluding costs of acquisition. Earn out provisions were built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of US$4 million depending on the performance of GloboMax over the period from date of acquisition to May 31, 2006. On August 26, 2005, cash consideration of US$1.4 million was paid to the former shareholders of GloboMax in respect of the first earn out target which was reached on May 31, 2005. On May 31, 2006 a final payment of $96,131 was made to the former shareholders of GloboMax. No further payments are anticipated.

3. Adoption of the provisions of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, Accounting for Income Taxes. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.

Under FIN 48, the Company may recognize the tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being recognized upon ultimate settlement.

FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

The Company adopted the provisions of FIN 48 effective January 1, 2007. As a result of the implementation of FIN 48, the Company maintains a $11.2 million liability for unrecognized tax benefit, which is comprised of $10.2 million related to items generating unrecognized tax benefits and $1.0 million for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

Any recognition of an unrecognized tax liability would impact the Company’s effective tax rate in that period. We do not anticipate that the total unrecognized tax benefits or our effective tax rate will significantly change due to the settlement of audits and the expiration of statutes of limitations within the next 12 months.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2003 through 2006 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

4. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2007	2006	2007	2006
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	28,760,726	28,351,525	28,669,798	28,333,823
Effect of dilutive share options outstanding	1,065,731	733,555	1,044,787	376,109
Weighted average number of ordinary shares for diluted net income per ordinary share	29,826,457	29,085,080	29,714,585	28,709,932

5. Stock Options

On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Compensation Committee of the Company’s Board of Directors may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be an employee stock option, or NSO, as described in Section 422 or 423 of the Code. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 3.0 million ordinary shares have been reserved under the 2003 Plan; in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 200,000 ordinary shares.

No options can be granted after January 17, 2013.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standards (“SFAS”) 123 (revised 2004), Share Based Payment (“SFAS 123R”) which replaced SFAS 123 Accounting for Stock-Based Compensation and supersedes Accounting Principles Board (“APB”) Opinion No. 25 Accounting for Stock Issued to Employees.  SFAS 123R requires, with effect from accounting periods beginning after June 15, 2005 that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values.

The Company has adopted SFAS 123R with effect from January 1, 2006 with the Black-Scholes method of valuation being used to calculate the fair value of options granted.  The Company adopted SFAS 123R using the modified-prospective transition method.  Under that transition method compensation cost recognized in the three months ended September 30, 2007 includes; (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006 based on grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share based payments granted subsequent to January 1, 2006 based on grant date fair values estimated in accordance with the provisions of SFAS 123R.  Results for prior periods have not been restated.

The following table summarizes option activity for the nine months ended September 30, 2007:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2006	2,321,852	$18.61	$8.45

Granted	625,415	42.51	18.23
Exercised	(265,276)	16.54	7.73
Forfeited	(121,143)	24.14	10.66

Outstanding at September 30, 2007	2,560,848	$24.36	$10.81	5.64

Exercisable at September 30, 2007	720,670	$18.92	$8.65	4.55

Share option awards are generally granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at September 30, 2007 is eight years.

The weighted average fair value of stock options granted during the nine months ended September 30, 2007 calculated using the Black-Scholes option pricing model, was $18.23 based on the following assumptions; dividend yield - 0%, risk free interest rate – 4.7%, expected volatility - 40% and weighted average expected life – 5.11 years.

Expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. gilts zero-coupon yield curve in effect at time of grant for periods corresponding with the expected life of the option.

Income from operations for the nine months ended September 30, 2007 is stated after charging $3.9 million in respect of non-cash stock compensation expense.  Basic and diluted earnings per share for the nine months ended September 30, 2007 had SFAS 123R not been introduced would have been $1.54 and $1.47 respectively.  Non-cash stock compensation expense for the nine months ended September 30, 2007 has been allocated to direct costs and selling, general and administrative expenses as follows:

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2007	2006	2007	2006
	(In thousands)		(In thousands)
Direct costs	$760	565	$2,167	1,649
Selling, general and administrative	620	460	1,773	1,344

	$1,380	1,025	$3,940	2,993

Non vested shares outstanding as at September 30, 2007 are as follows:
	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2006	1,788,308	$19.32	$8.69

Granted	625,415	42.51	18.23
Vested	(452,402)	20.69	9.30
Forfeited	(121,143)	24.14	10.66

Non vested outstanding at September 30, 2007	1,840,178	$26.49	$11.68

As at September 30, 2007, total unrecognized compensation cost related to unvested options, which the Company expects to recognize over a weighted average period of 2.18 years, amounted to $14.28 million.  The Company has granted options with fair values ranging from $5.22 to $23.33 per option or a weighted average fair value of $9.69 per option.  The Company issues new ordinary shares for all options exercised.   The total amount of fully vested share options which remained outstanding at September 30, 2007 was 720,670.  The fully vested options have an average remaining contractual term of 4.55 years and average exercise price of $18.92.  The total intrinsic value of options exercised during the period was $10.29 million (three months ended September 30, 2006 was $.38 million).

6. Business Segment Information

The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, New Zealand, Argentina, Chile, France, Italy, Japan, Israel, Singapore, Canada, Sweden, Denmark, Finland, The Netherlands, Latvia, Russia, Lithuania, Poland, Taiwan, Hong Kong, South Africa, Spain, Hungary, India, Mexico, Brazil, South Korea, China, Thailand and Peru. Segment information for the three and nine month periods ended September 30, 2007 and September 30, 2006 are as follows:

a) The distribution of net revenue by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	(in thousands)		(in thousands)
Ireland*	$20,047	$11,889	$70,435	$31,199
Rest of Europe	47,598	28,322	115,147	74,447
U.S.	88,552	72,471	237,545	198,331
Rest of the World	10,719	8,032	26,925	22,668

Total	$166,916	$120,714	$450,052	$326,645
* All sales shown for Ireland are export sales.

b) The distribution of net revenue by business segment was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	(in thousands)		(in thousands)
Central laboratory	$13,845	$12,888	$39,802	$33,693
Clinical research	153,071	107,826	410,250	292,952

Total	$166,916	$120,714	$450,052	$326,645

c) The distribution of income from operations by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	(in thousands)		(in thousands)
Ireland	$3,342	$2,331	$23,279	$6,263
Rest of Europe	3,585	3,676	6,660	10,047
U.S.	10,221	5,612	17,918	14,517
Rest of the World	1,555	992	1,598	3,186

Total	$18,703	$12,611	$49,455	$34,013

d) The distribution of income from operations by business segment was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	(in thousands)		(in thousands)
Central laboratory	$966	$639	$2,759	$305
Clinical research	17,737	11,972	46,696	33,708

Total	$18,703	$12,611	$49,455	$34,013

e) The distribution of property, plant and equipment, net, by geographical area was as follows:

	September 30, 2007	December 31, 2006
	(in thousands)
Ireland	$67,344	$33,999
Rest of Europe	12,496	9,213
U.S.	24,195	21,421
Rest of the World	5,917	3,575

Total	$109,952	$68,208

f) The distribution of property, plant and equipment, net, by business segment was as follows:

	September 30, 2007	December 31, 2006
	(in thousands)
Central laboratory	$5,611	$5,050
Clinical research	104,341	63,158
Total	$109,952	$68,208

g) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	(in thousands)		(in thousands)
Ireland	$1,731	$1,318	$4,493	$3,844
Rest of Europe	906	637	2,358	1,806
U.S.	1,982	1,690	5,703	4,771
Rest of the World	401	230	1,072	588
Total	$5,020	$3,875	$13,626	$11,009

h) The distribution of depreciation and amortization by business segment was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	(in thousands)		(in thousands)
Central laboratory	$515	$360	$1,358	$982
Clinical research	4,505	3,515	12,268	10,027
Total	$5,020	$3,875	$13,626	$11,009

i) The distribution of total assets by geographical area was as follows:

	September 30, 2007	December 31, 2006
	(in thousands)
Ireland	$177,630	$115,802
Rest of Europe	154,603	100,212
U.S.	271,246	245,381
Rest of the World	28,301	14,946
Total	$631,780	$476,341

j) The distribution of total assets by business segment was as follows:

	September 30, 2007	December 31, 2006
	(in thousands)
Central laboratory	$54,801	$28,272
Clinical research	576,979	448,069
Total	$631,780	$476,341

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2006. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I – IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. As of September 30, 2007 we had approximately 5,400 employees worldwide, with operations in 65 locations in 33 countries including the United States and major markets in Europe and Rest of World.  For the nine months ended September 30, 2007 we derived approximately 52.8%, 41.2%, and 6.0% of our net revenue in the United States, Europe and Rest of World, respectively.

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting and laboratory services.  We recognize biometric, consulting and laboratory revenues on a fee-for-service basis. Our laboratory service contracts are multiple element arrangements, with laboratory kits and laboratory testing representing the contractual elements. We determine the fair values for these elements, each of which can be sold separately, based on objective and reliable evidence of their respective fair values. Our laboratory contracts entitle us to receive non-refundable set up fees and we allocate such fees as additional consideration to the contractual elements based on the proportionate fair values of the elements. We recognize revenues for the elements on the basis of the number of deliverable units completed in a period.

We recognize clinical trials revenue on the basis of the relationship between time incurred and the total estimated duration of the contract, as this represents the most accurate pattern over which our contractual obligations are fulfilled. We invoice our customers upon achievement of specified contractual milestones. This mechanism, which allows us to receive payment from our customers throughout the duration of the contract, is not reflective of revenue earned. We recognize revenues over the period from the awarding of the customer’s contract to study completion and acceptance. This requires us to estimate total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. These estimates are reviewed periodically and, if any of these estimates change or actual results differ from expected results, an adjustment is recorded in the period in which they become readily estimable.

As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As no profit is earned on these costs, which vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

As the nature of our business involves the management of projects having a typical duration of one to three years, the commencement, completion, curtailment or early termination of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-United States based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currency of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred We have 19 operations operating in U.S. dollars, 11 trading in Euros, 5 in pounds Sterling, 2 each in Indian Rupee, Russian Rouble, Japanese Yen, Swedish Krona and Polish Zloty, and 1 each in Australian dollars, Singapore dollars, Israeli New Shekels, Latvian Lats, Argentine Peso, South African Rand, Canadian dollar, Hungarian Forint, Danish Krone, Hong Kong dollar, Taiwan dollar, Mexican Peso, Brazilian Real, Chilean Peso, South Korean Won, Thai Baht, Chinese Yuan Renminbi, Lithuanian Litas, Peruvian Neuvo Sol & New Zealand dollars. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where natural hedges do not cover them.

We have received capital and revenue grants from Enterprise Ireland, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of the Company or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of downsizing of the Company calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to September 30, 2007, we have received $2.9 million and $2.2 million under the capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements, we are restricted from distributing some of these amounts by way of dividend or otherwise.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended September 30, 2007 compared with Three Months Ended September 30, 2006

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	September 30, 2007	September 30, 2006	2006 to 2007
			Percentage
	Percentage of Net Revenue		Increase/(decrease)

Net revenue	100.0%	100.0%	38.3%
Costs and expenses:
Direct costs	54.9%	56.7%	34.0%
Selling, general and administrative	30.9%	29.7%	44.0%
Depreciation and amortization	3.0%	3.2%	29.5%
Income from operations	11.2%	10.4%	48.3%

Net revenue increased by $46.2 million, or 38.3%, from $120.7 million for the three months ended September 30, 2006, to $166.9 million for the three months ended September 30, 2007. In the three months ended September 30, 2007, net revenue from our central laboratory business increased by 7.4%, from $12.9 million, to $13.8 million, while our clinical research segment grew by 42%, from $107.8 million, to $153.1 million, in each case over the period ended September 30, 2006. The increase in net revenue in our central laboratory segment is primarily due to higher testing volumes over the comparative period. The improvement in net revenue in the clinical research segment arose through a combination of increased business from existing clients, and business won from new clients due to increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries, an underlying increase in research and development spending and consolidation in the CRO industry.

Direct costs increased by $23.2 million, or 34.0%, from $68.4 million for the three months ended September 30, 2006 to $91.7 million for the three months ended September 30, 2007, primarily due to increased staff numbers needed to support increased project related activity. Direct costs as a percentage of net revenue decreased from 56.7% for the three months ended September 30, 2006, to 54.9% for the three months ended September 30, 2007.

Selling, general and administrative expenses increased by $15.7 million, or 44.0%, from $35.8 million for the three months ended September 30, 2006, to $51.5 million for the three months ended September 30, 2007. This increase is due to the continued expansion of our operations. As a percentage of net revenue, selling, general and administrative expenses, increased from 29.7% in the three months ended September 30, 2006, to 30.9% in the three months ended September 30, 2007.

Depreciation and amortization expense increased by $1.1 million, or 29.5%, from $3.9 million for the three months ended September 30, 2006, to $5.0 million for the three months ended September 30, 2007. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue, depreciation and amortization decreased from 3.2% in the three months ended September 30, 2006, to 3.0% in the three months ended September 30, 2007.

Income from operations increased by $6.1 million, or 48.3%, from $12.6 million for the three months ended September 30, 2006, to $18.7 million for the three months ended September 30, 2007. The operating income for the quarter is derived after the recognition of the non cash stock compensation charge of $1.4 million (September 30, 2006; $1.0 million). As a percentage of net revenue, income from operations increased from 10.4% for the three months ended September 30, 2006, to 11.2% of net revenues for the three months ended September 30, 2007.

The three months ended September 30, 2007, saw a continued improvement in the performance of the central laboratory business, from an operating profit of 5.0% for the three months ended September 30, 2006, to an operating profit of 7.0% for the three months ended September 30, 2007.  The central laboratory constitutes approximately 8.3% of our business revenues for the three months ended September 30, 2007 (September 30, 2006; 10.7%).

Net interest income for the three months ended September 30, 2007 was $0.02 million, a decrease of $0.9 million on the amount of  interest income for the three months ended September 30, 2006. The decrease in net interest income earned in the period was due to a higher level of borrowings in the period to fund the acquisition of DOCS International in July 2007 and to meet the ongoing funding requirements for the Company’s new headquarters building in Dublin, Ireland.

ICON's effective tax rate for the three months ended September 30, 2007 was 22.2% compared with 25.2% for the three months ended September 30, 2006.  The decrease is due mainly to the changes in the geographic distribution of pre-tax earnings.

Nine Months Ended September 30, 2007 compared with the Nine Months Ended September 30, 2006

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Nine Months Ended
	September 30, 2007	September 30, 2006	2006 to 2007
			Percentage
	Percentage of Net Revenue		Increase/(decrease)

Net revenue	100.0%	100.0%	37.8%
Costs and expenses:
Direct costs	56.5%	56.1%	38.7%
Selling, general and administrative	29.5%	30.1%	34.9%
Depreciation and amortization	3.0%	3.4%	23.8%
Income from operations	11.0%	10.4%	45.4%

Net revenue increased by $123.4 million, or 37.8%, from $326.6 million for the nine months ended September, 2006, to $450.1 million for the nine months ended September 30, 2007. This improvement arose through a combination of increased business from existing clients and business won from new clients. In the nine months ended September 30, 2007, net revenue from our central laboratory business increased by 18.1%, from $33.7 million for the nine months ended September 30, 2006, to $39.8 million for the nine months ended September 30, 2007, while our clinical research segment grew by 40%, from $292.9 million, to $410.3 million over the comparable period. The increase in net revenue in our central laboratory segment is primarily due to higher testing volumes in 2007. The growth in net revenue in our clinical research segment is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries, an underlying increase in research and development spending, revenue from acquisitions and consolidation in the CRO industry.

Direct costs increased by $71.0 million, or 38.7%, from $183.1 million for the nine months ended September 30, 2006, to $254.1 million for the nine months ended September 30, 2007, primarily due to increased staff numbers needed to support increased project related activity. Direct costs as a percentage of net revenue increased from 56.1% in the nine months ended September 30, 2006, to 56.5% in the nine months ended September 30, 2007.

Selling, general and administrative expenses increased by $34.4 million, or 34.9%, from $98.5 million for the nine months ended September 30, 2006, to $132.9 million for the nine months ended September 30, 2007. This increase is due to the continued expansion of our operations. As a percentage of net revenue, selling, general and administrative expenses, decreased from 30.1% in the nine months ended September 30, 2006, to 29.5% in the nine months ended September 30, 2007.

Depreciation and amortization expense increased by $2.6 million, or 23.8%, from $11.0 million for the nine months ended September 30, 2006, to $13.6 million for the nine months ended September 30, 2007. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue, depreciation and amortization, decreased from 3.4% in the nine months ended September 30, 2006, to 3.0% in the nine months ended September 30, 2007.

Income from operations increased by $15.5 million, or 45.4%, from $34.0 million for the nine months ended September 30, 2006, to $49.5 million for the nine months ended September 30, 2007. As a percentage of net revenue, income from operations increased from 10.4% for the nine months ended September 30, 2006, to 11.0% of net revenues for the nine months ended September 30, 2007.  The operating income for the nine months is derived after the recognition of the non cash stock compensation charge of $3.9 million (September 30, 2006; $3.0 million). As a percentage of net revenue, the central laboratory business generated operating profits of 7% for the nine months ended September 30, 2007 compared to a profit from operations percentage of 1.0% for the nine months ended September 30, 2006, due to the efficiencies gained in the higher testing volumes in fiscal 2007. For the nine months ended September 30, 2007, the central laboratory constituted approximately 8.8% of our business revenues (September 30, 2006; 10.3%).

Net interest income for the nine months ended September 30, 2007 was $2.1 million, a decrease of $0.4 million over the amount of net interest income for the nine months ended September 30, 2006. The decrease in net interest income earned in the period was due to a higher level of borrowings in the period to fund the acquisition of DOCS International in July 2007 and to meet the ongoing funding requirements for the Company’s new headquarters building in Dublin, Ireland.

ICON's effective tax rate for the nine months ended September 30, 2007 was 22.0% compared with 26.0% for the nine months ended September 30, 2006. This decrease is mainly due to the changes in the geographic distribution of pre tax earnings.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998 and net proceeds of $44.3 million raised in our public offering in August 2003. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation paid in the nine months ended September 30, 2007 amounted to $272.2 million, compared to $196.0 million for the nine months ended September 30, 2006. Investing activities primarily reflect capital expenditures for facilities and for information systems enhancements, the sale and purchase of short-term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration and in some cases upon the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

As of September 30, 2007, our working capital amounted to $127.9 million, compared to $160.3 million at December 31, 2006. The other significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 65 days at September 30, 2007, compared to 53 days at December 31, 2006.

Net cash provided by operating activities was $19.9 million in the nine months ended September 30, 2007, compared to $32.0 million in the nine months ended September 30, 2006.

Net cash used in investing activities was $81.5 million in the nine months ended September 30, 2007, compared to $42.9 million in the nine months ended September 30, 2006. Net cash used in investing activities is primarily used in the construction of the new facility head office building located in Dublin, Republic of Ireland and the ongoing investment in information technology to support the Company’s current and future growth.

Net cash provided by financing activities was $70.5 million in the nine months ended September 30, 2007, compared to $6.0 million in the nine months ended September 30, 2006.

As a result of these cash flows, cash and cash equivalents increased by $6.5 million in the nine months ended September 30, 2007, compared to a decrease of $4.6 million in the nine months ended September 30, 2006.

On April 24, 2007, the Company entered into a facility agreement for the provision of an overdraft facility of €14 million (U.S. $19.8 million) with AIB Bank.  The overdraft facility bears interest at an annual rate equal to the bank’s prime rate and is repayable on demand if the Company defaults under its obligations as specified in the loan agreement. On September 25, 2007 the amount available to be drawn down under this facility was increased to €21 million ($29.7 million). As of September 30, 2007 €20.4 million ($28.9 million) of the facility had been drawn down.

On July 12, 2007 the Company acquired 100% of the common stock of DOCS International, a European based clinical research staffing organization, for a cash consideration of approximately $40.6 million (€29.5 million). DOCS International operates in eight European countries and focuses on the training and supply of contract and permanent clinical research personnel to the pharmaceutical and biotech industry.

On July 9, 2007 ICON plc entered into a facility agreement for the provision of a multi-currency revolving credit facility of €35 million ($49.5 million) with The Governor and Company of the Bank of Ireland.  Our obligations under the facility are secured by certain composite guarantees and indemnities and pledges in favour of the bank. The facility bears interest at an annual rate equal to the interbank rate plus 0.6 percent. On July 10, 2007 the Company drew down €29.5 million ($40.6 million) of the facility to fund the acquisition of DOCS International. The facility will become payable on demand if the Company defaults under its obligations as specified in the loan agreement.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Ciaran Murray
Date: October 23, 2007	Ciaran Murray
Chief Financial Officer